121

08006171

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME New World Development Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 11 2008
THOMSON REUTERS

FILE NO. 82- 02971 FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 12/9/08

RECEIVED
2008 NOV 21 A 5:23

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Hong Kong Stock Code: 0017)

6-30-08
AR/S

Annual Results Announcement 2007/2008

RESULTS

The board of directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 30 June 2008 as follows:

CONSOLIDATED INCOME STATEMENT

Year ended 30 June 2008

	Note	**2008 HK$m**	2007 HK$m
Revenues	2	**29,360.8**	23,284.5
Cost of sales		**(20,844.8)**	(17,364.6)
Gross profit		**8,516.0**	5,919.9
Other income		**109.8**	52.3
Other gains, net		**2,174.7**	1,651.1
Selling and marketing expenses		**(441.4)**	(358.9)
Administrative expenses		**(1,968.4)**	(1,898.0)
Other operating expenses		**(2,531.1)**	(2,594.7)
Changes in fair value of investment properties		**4,022.6**	1,263.9
Operating profit	3	**9,882.2**	4,035.6
Financing income		**1,016.9**	817.8
Financing costs		**(1,282.0)**	(1,173.3)
		9,617.1	3,680.1
Share of results of			
Jointly controlled entities		**3,594.8**	1,664.1
Associated companies		**962.4**	1,325.8
Profit before taxation		**14,174.3**	6,670.0
Taxation	4	**(1,444.0)**	(902.5)
Profit for the year		**12,730.3**	5,767.5
Attributable to:			
Shareholders		**9,674.4**	4,312.9
Minority interests		**3,055.9**	1,454.6
		12,730.3	5,767.5
Dividends		**1,612.2**	1,482.1
Earnings per share	5		
Basic		**HK$2.59**	HK$1.17
Diluted		**HK$2.48**	HK$1.17

CONSOLIDATED BALANCE SHEET

As at 30 June 2008

	Note	2008 HK$m	2007 HK$m
ASSETS			
Non-current assets			
Investment properties		**31,577.9**	26,252.0
Property, plant and equipment		**7,141.2**	5,571.0
Leasehold land and land use rights		**4,950.7**	2,461.9
Intangible assets		**1,409.4**	863.0
Interests in jointly controlled entities		**30,417.8**	24,293.5
Interests in associated companies		**10,163.3**	10,340.3
Available-for-sale financial assets		**4,796.5**	3,719.4
Held-to-maturity investments		**33.4**	32.3
Financial assets at fair value through profit or loss		**1,194.4**	-
Properties for development		**11,174.9**	11,549.2
Deferred tax assets		**322.2**	108.8
Other non-current assets		**1,284.8**	1,085.8
		104,466.5	86,277.2
Current assets			
Properties under development		**18,409.6**	13,654.5
Properties held for sale		**5,901.7**	5,178.4
Stocks		**454.2**	275.9
Debtors and prepayments	6	**18,897.5**	21,023.7
Financial assets at fair value through profit or loss		**629.9**	246.9
Cash held on behalf of customers		**3,105.8**	2,042.4
Restricted bank balances		**636.9**	768.8
Cash and bank balances		**13,126.1**	14,631.3
		61,161.7	57,821.9
Total assets		**165,628.2**	144,099.1

CONSOLIDATED BALANCE SHEET

As at 30 June 2008

	Note	2008 HK$m	2007 HK$m
EQUITY			
Share capital		**3,736.5**	3,692.1
Reserves		**67,662.8**	55,867.2
Proposed final dividend		**939.6**	928.3
Shareholders' funds		**72,338.9**	60,487.6
Minority interests		**22,467.2**	17,996.2
Total equity		**94,806.1**	78,483.8
LIABILITIES			
Non-current liabilities			
Long-term borrowings		**31,361.8**	28,393.5
Deferred tax liabilities		**5,112.1**	4,106.2
Other non-current liabilities		**461.7**	368.5
		36,935.6	32,868.2
Current liabilities			
Creditors and accrued charges	7	**20,656.2**	18,472.2
Current portion of long-term borrowings		**7,193.0**	4,580.1
Short-term borrowings		**4,608.9**	8,612.3
Current tax payable		**1,428.4**	1,082.5
		33,886.5	32,747.1
Total liabilities		**70,822.1**	65,615.3
Total equity and liabilities		**165,628.2**	144,099.1
Net current assets		**27,275.2**	25,074.8
Total assets less current liabilities		**131,741.7**	111,352.0

Notes:

1. **Basis of preparation**

The financial statements of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

For the year ended 30 June 2008, the Group has adopted the following new standard, amendment to standard and interpretations which are relevant to the Group's operations and are mandatory for the financial year ended 30 June 2008:

HKFRS 7	Financial Instruments: Disclosures
HKAS 1 Amendment	Presentation of Financial Statements: Capital Disclosures
HK (IFRIC) – Int 10	Interim Financial Reporting and Impairment
HK (IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions

The adoption of these new standard, amendment and interpretations does not have significant change to the accounting policies or any significant effect on the results and financial position of the Group. However, the adoption of HKAS 1 Amendment and HKFRS 7 requires additional disclosures in the financial statements.

The following new/revised standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2008 or later periods but which the Group has not early adopted:

Effective for the year ending 30 June 2009

HK (IFRIC) – Int 12	Service Concession Arrangements
HK (IFRIC) – Int 13	Customer Loyalty Programmes
HK (IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Effective for the year ending 30 June 2010

HKFRS 2 Amendment	Share-based Payment Vesting Conditions and Cancellations
HKFRS 3 (Revised)	Business Combination
HKFRS 8	Operating Segments
HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKAS 27 (Revised)	Consolidated and Separate Financial Statements
HKAS 1 and HKAS 32 Amendment	Puttable Financial Instruments and Obligations Arising on Liquidation
HK(IFRIC)-Int 15	Agreements for the Construction of Real Estate
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation

The Group has already commenced an assessment of the impact of adopting these new or revised standards, amendments and interpretations. The adoption of these new and revised standards, amendments and interpretations may result in reclassification and remeasurement of certain items in the financial statements.

2. Segment information

(a) Business segments

	Property investment HK$m	Property development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores HK$m	Hotel operations HK$m	Others HK$m	Eliminations HK$m	Con-solidated HK$m
2008										
External	1,433.2	4,632.9	16,851.5	327.4	962.1	2,236.0	2,505.0	412.7	-	29,360.8
Inter-segment	228.5	-	1,856.8	-	65.1	-	-	-	(2,150.4)	-
Revenues	1,661.7	4,632.9	18,708.3	327.4	1,027.2	2,236.0	2,505.0	412.7	(2,150.4)	29,360.8
Segment results	1,036.8	1,008.5	1,019.4	130.2	(44.3)	434.3	599.2	139.0	-	4,323.1
Other gains, net	86.8	88.3	16.6	(16.2)	(323.1)	1,690.4	112.1	519.8	-	2,174.7
Changes in fair value of investment properties	4,022.6	-	-	-	-	-	-	-	-	4,022.6
Unallocated corporate expenses										(638.2)
Operating profit										9,882.2
Financing income										1,016.9
Financing costs										(1,282.0)
										9,617.1
Share of results of										
Jointly controlled entities	581.7	1,670.0	335.6	967.0	-	-	18.1	22.4	-	3,594.8
Associated companies	519.0	25.6	143.8	188.5	62.6	-	0.8	22.1	-	962.4
Profit before taxation										14,174.3
Taxation										(1,444.0)
Profit for the year										12,730.3
Segment assets	34,133.8	44,384.0	15,446.2	2,421.2	1,281.3	3,554.6	3,294.8	6,446.0	-	110,961.9
Interests in jointly controlled entities	4,118.3	11,787.0	4,269.2	8,552.3	-	-	1,036.1	654.1	-	30,417.8
Interests in associated companies	3,181.9	1,528.3	2,233.1	849.4	2,207.5	-	116.7	46.4	-	10,163.3
Unallocated assets										14,085.2
Total assets										165,628.2
Segment liabilities	520.7	5,817.5	9,795.2	414.7	221.4	1,603.2	1,242.9	1,502.3	-	21,117.9
Unallocated liabilities										49,704.2
Total liabilities										70,822.1
Capital expenditure	2,099.3	491.5	1,050.4	4.0	69.1	294.8	1,235.0	38.8	-	5,282.9
Depreciation and amortisation	65.2	162.6	134.1	92.4	99.3	153.1	211.3	49.0	-	967.0
Impairment charge and provision	19.6	16.1	20.1	38.6	323.1	-	3.2	212.0	-	632.7

(a) Business segments

	Property investment HK\$m	Property development HK\$m	Service HK\$m	Infra-structure HK\$m	Telecom-munications HK\$m	Department stores HK\$m	Hotel operations HK\$m	Others HK\$m	Eliminations HK\$m	Con-solidated HK\$m
2007										
External	1,210.3	2,916.7	13,588.4	299.5	890.0	1,704.1	2,331.4	344.1	-	23,284.5
Inter-segment	173.9	-	1,345.3	-	69.3	-	-	-	(1,588.5)	-
Revenues	1,384.2	2,916.7	14,933.7	299.5	959.3	1,704.1	2,331.4	344.1	(1,588.5)	23,284.5
Segment results	779.2	310.2	572.4	84.1	(73.1)	247.0	621.2	(106.8)	-	2,434.2
Other gains, net	(18.4)	(44.6)	164.6	(23.1)	14.8	32.9	(1.9)	1,526.8	-	1,651.1
Changes in fair value of investment properties	1,263.9	-	-	-	-	-	-	-	-	1,263.9
Unallocated corporate expenses										(1,313.6)
Operating profit										4,035.6
Financing income										817.8
Financing costs										(1,173.3)
										3,680.1
Share of results of										
Jointly controlled entities	403.7	236.4	335.5	716.5	-	-	53.1	(86.1)	-	1,664.1
Associated companies	287.8	41.4	258.4	316.5	493.2	-	0.6	(72.1)	-	1,325.8
Profit before taxation										6,670.0
Taxation										(902.5)
Profit for the year										5,767.5
Segment assets	27,486.7	35,755.3	18,609.9	2,155.7	1,598.8	2,414.2	2,161.3	3,774.5	-	93,956.4
Interests in jointly controlled entities	3,768.6	9,471.0	3,382.8	6,222.0	-	-	831.3	617.8	-	24,293.5
Interests in associated companies	2,772.5	1,389.0	1,778.6	1,961.2	2,256.5	-	128.8	53.7	-	10,340.3
Unallocated assets										15,508.9
Total assets										144,099.1
Segment liabilities	406.9	5,811.9	8,483.8	427.3	383.6	1,333.5	747.3	1,246.4	-	18,840.7
Unallocated liabilities										46,774.6
Total liabilities										65,615.3
Capital expenditure	101.1	210.4	187.1	1.5	86.7	138.0	56.0	42.6	-	823.4
Depreciation and amortisation	38.7	129.3	110.2	87.4	84.4	155.2	158.2	41.6	-	805.0
Impairment charge and provision	-	43.8	1.0	81.1	19.4	-	-	146.9	-	292.2

(b) Geographical segments

	Revenues HK$m	Segment assets HK$m	Capital expenditure HK$m
2008			
Hong Kong and others	**15,879.1**	**66,936.1**	**2,714.9**
Mainland China	**7,764.9**	**41,864.0**	**2,554.5**
Macau	**5,716.8**	**2,161.8**	**13.5**
	29,360.8	**110,961.9**	**5,282.9**
2007			
Hong Kong and others	12,167.9	63,168.7	500.5
Mainland China	6,007.8	29,362.1	322.6
Macau	5,108.8	1,425.6	0.3
	23,284.5	93,956.4	823.4

The Group's revenues, segment assets and capital expenditure attributed to Southeast Asia and North America account for an insignificant portion of the Group's total revenues, segment assets and capital expenditure respectively, and have been included in the Hong Kong and others.

3. Operating profit

Operating profit of the Group is arrived at after crediting/(charging) the following:

	2008 HK$m	2007 HK$m
Dividend income from listed and unlisted investments	**109.8**	52.3
Gain on deemed disposal of interests in subsidiaries	**1,695.3**	125.7
Net profit on disposal of		
Available-for-sale financial assets	**203.9**	18.6
Partial interests in subsidiaries	**81.0**	9.6
Subsidiaries	**47.4**	122.8
Recovery from the PrediWave Companies	**431.5**	1,593.6
Cost of inventories sold	**(4,851.4)**	(3,441.6)
Depreciation and amortisation	**(967.0)**	(805.0)
Impairment loss on		
Loans receivable	**(189.1)**	(144.3)
Deposit for proposed investment	**–**	(9.5)
Property, plant and equipment, leasehold land and land use rights	**(368.6)**	(83.9)
Loss on deemed disposal of interest in a subsidiary	**–**	(8.3)

4. Taxation

	2008 HK$m	2007 HK$m
Current taxation		
Hong Kong profits tax	**445.4**	385.3
Mainland China and overseas taxation	**337.7**	204.7
Mainland China land appreciation tax	**143.9**	117.6
Deferred taxation		
Valuation of investment properties	**587.1**	273.6
Temporary differences	**132.6**	5.6
Effect of change in tax rate	**(202.7)**	(84.3)
	1,444.0	902.5

In 2008, the Government of the Hong Kong Special Administrative Region enacted a change in the profits tax rate from 17.5% to 16.5% for the fiscal year 2008/2009. Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the year. Taxation on Mainland China and overseas profits has been calculated on the estimated taxable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. These rates range from 3% to 33% (2007: 3% to 33%). Mainland China land appreciation tax is provided at progressive rates ranging from 30% to 60% (2007: 30% to 60%) on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including costs of land use rights and property development expenditures.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "New CIT Law"), pursuant to which the corporate income tax rates for domestic and foreign enterprises are unified at 25% effective from 1 January 2008. Accordingly, the relevant corporate income tax from 1 January 2008 and the deferred taxation for the financial year 2007/2008 have been accounted for by applying the relevant rates in the New CIT Law.

Share of taxation of jointly controlled entities and associated companies of HK$973.7 million and HK$179.9 million (2007: HK$273.3 million and HK$139.9 million) respectively, are included in the income statement as share of results of jointly controlled entities and associated companies.

5. Earnings per share

The calculation of basic and diluted earnings per share for the year is based on the following:

	2008 HK$m	2007 HK$m
Profit attributable to shareholders	**9,674.4**	4,312.9
Effect of dilutive potential ordinary shares		
Interest expense on convertible bonds	**259.9**	18.2
Adjustment on the effect of dilution in the results of subsidiaries	**(99.4)**	(9.3)
	9,834.9	4,321.8

	Number of shares (million)	
	2008	2007
Weighted average number of shares for calculating basic earnings per share	**3,732.8**	3,676.1
Effect of dilutive potential ordinary shares		
Share options	**1.1**	2.5
Convertible bonds	**224.0**	16.6
Weighted average number of shares for calculating diluted earnings per share	**3,957.9**	3,695.2

6. Trade debtors

Aging analysis of trade debtors is as follows:

	2008 HK$m	2007 HK$m
Current to 30 days	**4,671.4**	10,050.0
31 to 60 days	**488.5**	357.3
Over 60 days	**933.2**	751.2
	6,093.1	11,158.5

The Group has various credit policies for different business operations depending on the requirements of the markets and businesses in which the subsidiaries operate. Sales proceeds receivable from sale of properties and retention receivable in respect of construction and engineering services are settled in accordance with the terms of respective contracts.

7. **Trade creditors**

Aging analysis of trade creditors is as follows:

	2008 HK$m	2007 HK$m
Current to 30 days	**6,071.0**	3,468.1
31 to 60 days	**586.6**	580.2
Over 60 days	**2,204.3**	1,857.1
	8,861.9	5,905.4
Payable arising from securities business *(Note)*	**3,667.1**	2,811.4
	12,529.0	8,716.8

Note:

This payable relates to securities, equity options, leveraged foreign exchange, futures, options and bullion contracts transactions and is mainly repayable on demand. No aging analysis is disclosed in respect of this amount as an aging analysis is not meaningful in view of the nature of this business.

8. **Pledge of assets**

As at 30 June 2008, HK$26,971.3 million (2007: HK$17,191.9 million) of total Group's assets were pledged as securities for loans and certain banking facilities of the Group.

9. **Contingent liabilities**

The Group's contingent liabilities as at 30 June 2008 amounted to HK$6,432.5 million (2007: HK$6,570.9 million).

DIVIDENDS

The Board has resolved to recommend a final dividend of HK$0.25 per share (2007: HK$0.25 per share) comprising a cash dividend of HK$0.01 per share (which is being paid in order to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance of Hong Kong) and a scrip dividend by way of an issue of new shares equivalent to HK$0.24 per share with a cash option to shareholders registered on 2 December 2008. Together with the interim dividend of HK$0.18 per share paid in July 2008, total distribution for 2008 would thus be HK$0.43 per share (2007: HK$0.40 per share).

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.24 per share instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 3 December 2008.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	25 November 2008 to 2 December 2008
Latest time to lodge transfer with Registrar	:	4:00 p.m. on Monday, 24 November 2008
Address of Registrar	:	Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company has not redeemed any of its listed securities. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

BUSINESS REVIEW

Hong Kong Property Development

In FY2008, the Group's effective share of property sales amounted to approximately $3 billion, up 95% year-on-year. The contributions were mainly from the sales of Harbour Place (海濱南岸), Prince Ritz (太子滙) and other inventory. As at 30 June 2008, the Group has sold 1,472 out of 2,470 units in Harbour Place.

In the pipeline, the Group will launch four new projects that provide over 1,200 units to the market. They are 42-44 Belcher's Street project in Western District (西環卑路乍街42-44 號), the Hanoi Road Redevelopment Project in Tsim Sha Tsui (尖沙咀河內道重建項目), Ma Tin Road project in Yuen Long (元朗馬田路項目) and Block A of Wylie Court in Homantin (何文田衛理苑A座).

In July 2008, the Group has paid approximately $4 billion for the Group's share of land premium to the government for two property projects, namely Lung Tin Tsuen project (龍田村項目) in Yuen Long and Che Kung Temple project (車公廟站項目) in Shatin. Total GFA involved is around 2.1 million sq ft.

Currently, the Group has a landbank of 4.6 million sq ft total gross floor area (GFA) for immediate development. The Group also has a total of over 22 million sq ft of agricultural land reserve pending conversion.

Landbank by location	Attributable GFA (sq ft)
Hong Kong Island	423,888
Kowloon	1,231,282
New Territories (excluding agricultural landbank)	2,938,063
Total	**4,593,233**

Agricultural landbank by location	Total land area (sq ft)	Attributable land area (sq ft)
Yuen Long	14,856,500	13,455,000
Sha Tin / Tai Po	3,394,000	2,508,000
Fanling	2,260,000	2,260,000
Sai Kung	1,905,000	1,668,000
Tuen Mun	120,000	120,000
Total	**22,535,500**	**20,011,000**

The Group is discussing with the government on conversion of 7.8 million sq ft agricultural land and is also seeking various sources to replenish its landbank, such as public auctions and tendering for development projects offered by Urban Renewal Authority and the MTRC.

Hong Kong Property Investment

In FY2008, the Group's gross rental income in Hong Kong amounted to $1,210.9 million, up 12% year-on-year. All the shopping malls under the Group's portfolio maintained satisfactory occupancy during the year under review. Furthermore, the rental rates of both our office and commercial portfolio were continuously benefited from rental reversions in FY2008.

The 1.1-million sq ft GFA Tsim Sha Tsui Hanoi Road Redevelopment Project, which is scheduled to be completed in 2009, encompasses a 340,000-sq ft shopping mall "K11" with direct access to the MTR Tsim Sha Tsui Station. K11 is the first Art Mall in Hong Kong. It integrates the idea of a shopping mall with a museum promoting local arts. K11 comprises of three parts: Flagship Gallery, Skylight Piazza and Gourmet Tower.

Hotels

Overall visitor arrivals to Hong Kong in 2007 and the first six months of 2008 reached a record high of 28 million and 14 million, up 11.6% and 8.9% respectively. Our hotel operations were benefited from the rising number of travellers to Hong Kong. The Group's hotels in Hong Kong, namely Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and Renaissance Kowloon Hotel, recorded an average occupancy of 80% and a 13% growth in the room rate achieved in FY2008. Meanwhile, our four hotels in Southeast Asia achieved a stable growth in the contribution during the year under review.

The Group's New World Hotel Wuhan was launched in April 2008, providing 327 rooms. Furthermore, our Penta Hotel Shanghai has just been launched on 1 October 2008 to provide 259 rooms.

Meanwhile, there are three new hotels in Hong Kong and Mainland China under construction to enhance our existing 8,080-room hotel portfolio. The three new hotels include the Hyatt Regency Hotel in Tsim Sha Tsui, Hong Kong; a hotel project at the MTR University Station in Shatin, Hong Kong and the New World Hotel in Dalian, China.

In FY2008, the Group had paid $31 million termination fees to previous managers for buyouts of the existing management contracts of New World Hotel Shenyang and New World Hotel Xian. Both hotels were then managed by our New World Hotel Management Limited ("NWHML"). As at 30 June 2008, there were five New World Group's hotels managed by the NWHML, namely, New World Hotel Beijing, New World Mayfair Hotel Shanghai, New World Hotel Shenyang, New World Hotel Wuhan and New World Hotel Xian.

NWS Holdings Limited ("NWSH")
In FY2008, NWSH recorded a profit attributable to shareholders of $3,818.3 million, up 90% year-on-year.

Infrastructure
Infrastructure operation recorded a stable contribution to the Group. Except the energy business, roads, water and ports businesses achieved a strong growth in contribution.

The outstanding performance of road and expressway projects within the Pearl River Delta Region continued to be benefited from the strong economic development in the region, and remained as the top contributor of infrastructure businesses.

Profits from energy business stayed firm despite soaring coal prices. Zhujiang Power Plants continued to produce solid cash flow and profits. Combined electricity sales increased by 3% in FY2008. Average tariff also increased by 2% when compared to FY2007. Both generation units of Chengdu Jintang Power Plant commenced operation in June and October 2007 respectively. The 2x300MW plants of Guangdong Baolihua New Energy, which was acquired in December 2006, started operation in June and August 2008 respectively. In 2008, NWSH acquired a 35% interest in Guangzhou Fuel Company, which is one of the largest coal trading companies in the Pearl River Delta Region, ensuring a guaranteed and steady coal supply, as well as contributed profits.

Macau Water Plant reported a 7% increase in average daily water sales volume while performance of other water projects in Mainland China was promising. Water sales volume of Tanggu Water Plant in Tianjin and Chongqing Water Plant grew 8% and 10% respectively when compared to FY2007. Changshu Water Plant in Jiangsu Province and Chongqing Tangjiatuo Waste Water Treatment Plant started the first full year contribution during the year under review. Due to large demand in the wastewater treatment service in the Shanghai Chemical Industrial Park , the joint venture company has already started its 3rd phase of investment which will be operational in October 2008.

During the year under review, the Group acquired a stake in Chongqing Water Group ("CWG") by signing, in conjunction with SUEZ Environnement, a strategic cooperation agreement and a share purchase agreement with CWG and Chongqing Yufu Assets Operation and Management Co., Ltd. respectively.

Throughput of Xiamen New World Xiangyu Terminals Co., Ltd. dropped 6% to 745,000 TEUs when compared to FY2007, as a major customer was lost in FY2008. The effect was partly compensated by a 4% increase in average tariff. After a rate hike in 2008, Tianjin Orient Container Terminals Co., Ltd. achieved an increase in average tariff, while the throughput dropped slightly by 1% to 1,129,000 TEUs. Average tariff of Tianjin Five Continents International Container Terminal Co., Ltd. increased as more foreign cargoes were handled during FY2008. Its throughput stood at around 1,991,000 TEUs. The interest in Xiamen Xinyuan Container Terminal Co., Ltd was sold and realized a gain to NWSH during the year under review.

Service

In FY2008, there was a significant increment in the contribution from the service operations. Contracting, financial services and other businesses in service operations achieved a substantial growth in profits.

Hong Kong Convention and Exhibition Centre ("HKCEC") continued to achieve satisfactory result in FY2008 with 1,345 events held during the year serving over 4.6 million guests. AsiaWorld-Expo, Venetian Macau and other conference and exhibition facilities in Mainland China and other Asian countries have led to an increase in the competition in this market. The Atrium Link expansion of HKCEC is under construction and is due for completion in the first half of 2009. The new 19,400 sq m expansion will increase its available space for lease up to a total of 83,400 sq m and will further enhance its overall competitiveness.

ATL Logistics Centre recorded a steady profit with average occupancy rate maintaining at a high level of 98% in FY2008. It has also benefited from the increase in average rental and higher tariffs rate as the demand for storage spaces has continued to surge.

The operating environment of contracting segment has improved during the year under review although the recovery in the construction industry is still lagging behind in Hong Kong. In Mainland China, we are still cautious and selective in tendering new projects and the contribution thereof is stable. The business in Macau is very encouraging which remains as the major profit contributor to the segment.

As at 30 June 2008, the gross value of contracts on hand for the Construction Group was $28.3 billion, representing a decrease of 10% resulting from completion of certain sizeable projects in both Hong Kong and Macau. Nevertheless, the Group has well positioned itself to take advantage of the mega size projects in Hong Kong. Through a 50/50 Joint Venture with Gammon, the Group was awarded the design and construction contract of Tamar Development Project in January 2008. The Group is also cautiously exploring business opportunities in other overseas markets like the Middle East and the South East Asia.

Despite the overall mechanical and engineering industry remains competitive together with the financial risks associated with material price fluctuation and subcontractors' repudiation, average gross profit margin of our engineering business has improved which is mainly attributable to the performance of its projects in Macau. Total contracts on hand as at 30 June 2008 amounted to $5,971 million.

Taifook Securities achieved excellent results for FY2008. The remarkable achievement is mainly attributed to an exceptional robust stock market in 2007, in which contributions from Taifook Securities' core operations all grew substantially during the first half of FY2008. However, its businesses were affected by the drastic market downturn in second half of FY2008, triggered by deepened concerns over the US economy after the meltdown of its sub-prime mortgage market and the shakeout in investment sentiment for fears of the overvaluation of mainland stock market.

Also benefited from the booming stock market in year 2007, Tricor achieved excellent results with a growth of 18% during FY2008. Tricor had successfully expanded into the Mainland China and Singapore markets following the opening of offices in Shanghai and Beijing and the acquisition of Singapore business. In addition, new offices have been established in Barbados and England during FY2008.

The marked decrease of contributions from the Group's transportation business was due mainly to the vastly increased fuel costs. The increase in staff wages and repairs and maintenance charges also added pressure to the overall profitability.

Free Duty engaged in duty free tobacco and liquor retail business at the Hong Kong International Airport and the ferry terminals in China Hong Kong City and Shun Tak Centre has achieved excellent result in FY2008 following robust patronage arising from the rebound in Hong Kong's tourism sector and the increasing trend in spending per passenger. The Group has also commenced duty free operations in MTR Lok Ma Chau Station in August 2007 and Lo Wu Station in January 2008.

The property management business contributed a stable profit to the Group despite keen market competitions and maintained a clientele of over 108,000 residential units under management. The Group continued to explore new market opportunities in Mainland China.

The ongoing rail container terminal project in Mainland China continued to make promising headway. Terminal in Kunming commenced operation with target throughput of 150,000 TEUs in 2008 while construction work will start in Tianjin, Ningbo and Harbin in 2008. The construction of the terminals in Qingdao, Zhengzhou, Chongqing, Chengdu, Wuhan, Xian and Dalian are already well under way and scheduled to be operational in phases by 2010.

New World China Land Limited ("NWCL")
In FY2008, NWCL recorded a profit of $2,019.9 million, an increase of 70% over that of FY2007. The significant increase in profit for the year was attributable to improved performance achieved by two major operations of the Group, namely property sale and rental operation.

For the year ended 30 June 2008, the Group has completed a total GFA of 1,045,269 sq m, an increase of 25% over FY2007. All the projects were completed on schedule except that the completion of 44,000 sq m of Chengdu Riverside New World Phase I has been delayed owing to the impact from earthquake occurred in May 2008.

For the year ended 30 June 2008, a total GFA of 884,216 sq m, up 35% year-on-year, were sold to generate gross sale proceeds of approximately RMB6.2 billion, up 19% year-on-year. An average gross profit margin of 33% and an average selling price of RMB7,016 per sq m were achieved in FY2008. As at 30 June 2008, the Group's inventory of completed development property amounted to a total GFA of 389,814 sq m.

New World Department Store China Limited ("NWDS")
In FY2008, NWDS recorded a profit of $476.6 million, an increase of 57% over that of FY2007.

In FY2008, NWDS operated and managed 32 department stores, with a total GFA of about 962,570 sq m and a total operating floor area of about 703,100 sq m. Located in six operational regions, namely Northeastern China, Northern China, Eastern China, Central China, Southwestern China and Southern China, the stores covered 18 major cities in the PRC. These included Wuhan, Shenyang, Wuxi, Harbin, Tianjin, Ningbo, Beijing, Hong Kong, Shanghai, Dalian, Kunming, Lanzhou, Xiamen, Changsha, Chongqing, Chengdu, Anshan and Nanjing. Our business network comprised 19 self-owned stores and 13 managed stores.

In the year under review, NWDS opened four new stores in Anshan, Shanghai, Nanjing and Wuhan. They included two self-owned stores of Anshan New World Department Store and Nanjing New World Department Store, as well as two managed stores of Shanghai-Hong Hong New World Department Store - Pujian Store and Wuhan New World Department Store - Xudong Branch Store. Besides, the Group expanded the Shanghai-Hong Kong New World Department Store - Hongkou Store GFA from about 15,500 sq m to about 19,600 sq m. The new stores and the expanded store together brought our total GFA to approximately 962,570 sq m, up 18% from the previous year.

In May 2008, massive earthquakes shook Sichuan and caused serious destruction to the province. The two stores that the Group operated in the province emerged relatively unscathed, being located at city centres farther away from worst-hit districts. As both were managed stores, the effect on the Company's business was mild.

NWDS shares were successfully listed on The Stock Exchange of Hong Kong Limited on 12 July 2007, with 467,245,000 ordinary shares issued and the net proceeds from the shares listing aggregated to approximately $2.6 billion. The Group's shareholding in NWDS decreased from 100% to 72.3%, resulting in a gain on deemed disposal of interest in NWDS of $1.6 billion.

New World Strategic Investment Limited ("NWSI")
NWSI is a wholly-owned subsidiary of the Company. Serving as an investment arm of the Group, NWSI mainly focuses in pre-IPO and value-enhancing investment opportunities and aims to invest in high growth private companies for one to three years before their listing. Since its establishment in August 2007, NWSI has progressively expanded its investment portfolio in different sectors with growth potential and prospects.

In 2007, NWSI, together with its listed affiliates, had invested an aggregate amount of approximately $1.1billion in Renhe Commercial Holdings Company Limited ("Renhe Commercial").

Renhe Commercial is primarily engaged in operating and constructing underground commercial areas mainly for wholesaling of clothes, apparels and accessories in China. It currently operates and manages four large underground commercial complexes, namely "Harbin Renhe Commercial City–Phase I, II and III" ("哈爾濱人和商城一期、二期及三期") in Harbin, Heilongjiang Province, and The First Tunnel of Guangzhou" ("廣州地一大道"), in Guangzhou, Guangdong province. These underground commercial complexes comprise a comprehensive network beneath the major roadways in prime commercial districts of the respective cities. Renhe Commercial is now in the process of listing on The Hong Kong Stock Exchange main board.

CSL New World Mobility Group ("CSLNWM")
The Group owns 23.6% of the CSLNWM. Total revenue of CSLNWM increased by 4.7% to $6,395 million for the year ended 30 June 2008. The increase was driven predominantly by the growth in handset sales, data, international voice and mobile virtual network operator (MVNO) revenues. This was offset by a decline in local voice revenues, which suffered from sustained tariff competition in the Hong Kong market. The capital expenditure increase by 88.9% and it was predominantly driven by the investment in new network technologies.

New World Telecommunications Limited ("NWT")
In FY2008, NWT reported a loss due to intense competition in the fixed-line telecommunications market.

In January 2008, NWT announced the revitalization of its corporate image with the introduction of a refreshing new corporate logo that reflects NWT's strong devotion to becoming a market pioneer in providing top-notch telecom solutions to meet the ever-increasing demand of customers around the world. NWT will continue to explore different partnership and cooperation opportunities with the Group companies to offer innovative services to these companies as well as their clients.

The Government announced that the mandatory Type II interconnection policy would be fully withdrawn as from 1 July 2008. For basic fixed-line offerings, NWT will now only service customers in buildings where it has its own wiring. The other NWT's fixed-line customers will be transferred to our partner service provider but they can still receive the same prices for the duration of their service contracts. NWT will now focus on the higher-margin broadband business. In light of the changes in market environment, NWT has redirected its business focus to providing consumers with international voice services and offering data services to business customers.

New World TMT Limited
The Group won the PrediWave litigation in December 2006 and recognised a recovery from the PrediWave litigations of $431.5 million for the 12 months ended 30 June 2008. As at 30 June 2008, total aggregate recovery from the PrediWave litigation amounted to approximately $2,025.1 million.

New World China Enterprises Projects Limited ("NWCEP")
NWCEP is the investment and project manager of the New World Enterprise Holdings Limited group ("NWEH"). NWEH invests in industrial projects in Mainland China and Hong Kong, involving in sectors such as industrial manufacturing, consumer goods production, production management and retail distribution chain stores, etc.

One of the mandates of NWCEP is to identify strategic investment opportunities in high growth companies with listing potential. NWCEP also acts as the project manager for a China-focused private equity fund, namely New World Liberty China Ventures Limited.

During the year under review, NWCEP invested in Solargiga Energy Holdings Limited ("Solargiga"), a leading manufacturer and processing service provider for polysilicon and solar silicon monocrystalline ingots and wafers in China.

LIQUIDITY AND CAPITAL RESOURCES

Net Debt

	FY2008 HK$m	FY2007 HK$m
Consolidated net debt	**26,929.7**	24,077.9
NWSH (stock code: 0659)	**4,666.7**	8,438.4
NWCL (stock code: 0917)	**8,788.1**	4,021.2
NWDS- cash and bank balances (stock code: 0825)	**(3,127.6)**	(967.5)
Net debt (exclude listed subsidiaries)	**16,602.5**	12,585.8

On 12 July 2007, the Company completed the spin-off of its department store operations and management business in the People's Republic of China into a separate company, NWDS, whose shares were listed on the Main Board of the Hong Kong Stock Exchange. NWDS issued 467,245,000 shares at HK$5.8 per share, raising net proceeds of HK$2.6 billion. This put the Group in a better financial position for future expansion in its department store operations.

The Group's debts were primarily denominated in Hong Kong dollar and Renminbi. The Group maintains an appropriate level of external borrowings in Renminbi for natural hedging of the Group's operation in Mainland China. Apart from this, the Group does not have any material foreign exchange exposure.

As at 30 June 2008, HK$26,971.3 million (2007: HK$17,191.9 million) of total Group's assets were pledged as securities for certain banking facilities of the Group.

As at 30 June 2008, the Group's cash and bank balances stood at HK$13,803.9 million and the consolidated net debt amounted to HK$26,929.7 million (2007: HK$15,400.1 million and HK$24,077.9 million). The net debt to equity ratio was 28.4%, a decrease of 2.28% as compared with FY 2007.

The Group's long-term bank loans and convertible bonds and short-term bank and other loans as at 30 June 2008 were HK$37,992.2 million and HK$2,741.4 million respectively. The maturity of long-term bank loans and convertible bonds as at 30 June 2008 is as follows:

	HK$m
Within one year	**7,193.0**
In the second year	**5,508.7**
In the third to fifth year	**17,644.1**
After the fifth year	**7,646.4**
	37,992.2

Equity of the Group as at 30 June 2008 increased to HK$94,806.1 million against HK$78,483.8 million as at 30 June 2007.

OUTLOOK

The last few months, the global financial market has been overcastted by US sub-prime turmoil. Credit crunch and the worry of global economic slowdown are hammering every single economy in the world. As one of the most open markets in the world, Hong Kong is no exception. Luckily, the controls and measures imposed by local authorities ensure Hong Kong to have a concrete financial framework standing against the adversity. However, Hong Kong will still unavoidably experience the drags on the economy.

Under the current circumstances, the Group will maintain a prudent approach to manage our businesses. With continuous improvement of our operations, the Group has a healthy balance sheet with a reasonable leverage. Furthermore, the Group's core businesses have been generating strong recurrent cashflow. This robust liquidity is sufficient to support our existing operations and new development plans.

Looking forward, the Group has confidence in sustaining its growth momentum with new projects in the pipeline. For the Infrastructure division, most current projects recorded stable growth and are defensive in nature while new projects will bring contributions in the near future. Some highlights include newly invested Chongqing Water Group, Guangzhou Fuel Company, Guangzhou City Nansha Port Expressway and Wenzhou Zhuangyuan Ao New World International Terminal.

As for the Service division, new operations such as HKCEC Atrium Link expansion, Lo Wu Free Duty shop and new construction projects of Hip Hing Construction Company Limited will bring instant boost to the Group's profit. In addition, large scale projects such as the China Rail Container Terminals Project and the new logistic centre in Kwai Chung under construction are expected to generate strong growth momentum in the long run.

The cooling down effect of the Central Government's tightening measures on Mainland property market has been intensified recently by the global financial turmoil. Among the economies in the world, China is widely believed to be the most robust one. In the short run, Mainland property market may experience irrational behaviours dampening its healthy growth. However, when assessing the situation, we believe China is still at the early stage of the property cycle which depicts genuine housing demand resulting from the rapid urbanization. In the long run, the market will back track to its path of healthy growth according to its fundamentals.

As growth in internal demand sustains, personal income keeps on rising, and government's inflation controls prove effective, the Group believes that both the economy and the retail sector remain in good health in Mainland China. We will continue to actively develop our China department store business, which still promises boundless opportunities. Our ultimate goal is to become a dominant department store operator in the PRC.

Overall, the Group will keep monitoring risks and adjust our plans for the best interests of our stakeholders.

EMPLOYEES

At 30 June 2008, over 57,000 staff was employed by entities under the Group's management. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of the Company and all the listed subsidiaries of the Group, options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in the Company and/or the respective subsidiaries.

AUDIT COMMITTEE

The Audit Committee was established in accordance with requirements of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The Audit Committee has reviewed the systems of internal control and the financial statements for the year ended 30 June 2008.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules for the year ended 30 June 2008 except for the following deviation.

As required under code provision A.5.4 of the CG Code, the Board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. The Board has established guidelines for employees in respect of their dealings in the securities of the Company but they are not on no less exacting terms than the Model Code. The deviation is mainly due to the fact that the Company currently has over 57,000 employees and operates diversified businesses, it will cause immense administrative burden for processing written notifications from the relevant employees by the Company.

For and on behalf of the Board
Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 14 October 2008

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David, Mr. LEUNG Chi-Kin, Stewart and Mr. CHENG Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are Lord SANDBERG Michael, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung and Mr. LIANG Cheung-Biu, Thomas; and (c) the Independent Non-executive Directors of the Company are Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson (alternate director to Dr. CHA Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor), Mr. HO Hau-Hay, Hamilton and Mr. LEE Luen-Wai, John.

RECEIVED

2008 NOV 21 A

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 2 December 2008 at 11:15 a.m. for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Reports of the Directors and the Independent Auditors for the year ended 30 June 2008.

2. To declare a final dividend.

3. To re-elect Directors and authorise the Directors to fix their remuneration, including:

   (a) to re-elect Dato' Dr. Cheng Yu-Tung as Director;

   (b) to re-elect Dr. Sin Wai-Kin, David as Director;

   (c) to re-elect Mr. Liang Chong-Hou, David as Director;

   (d) to re-elect Mr. Yeung Ping-Leung, Howard as Director;

   (e) to note the retirement of Lord Sandberg, Michael as Director and resolve not to fill up the vacancy of Director; and

   (f) to authorise the Board of Directors to fix the remuneration of the Directors.

4. To re-appoint Joint Auditors and authorise the Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong

Kong and the Stock Exchange for this purpose, subject to and in connection with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon conversion by the bondholders of their bonds into shares of the Company in accordance with the terms and conditions of an issue of convertible guaranteed bonds by the Company or a special purpose subsidiary wholly owned by the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolution Nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot and deal with additional shares pursuant to Resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary

Hong Kong, 31 October 2008

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).

3. The register of members of the Company will be closed from Tuesday, 25 November 2008 to Tuesday, 2 December 2008, both days inclusive, during which period no transfer of shares will be effected. In order to determine the entitlement to attend and vote at the Annual General Meeting, all shares transfers accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tricor Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 24 November 2008.

4. As at the date of this notice, the board of directors of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) four non-executive directors, namely Lord Sandberg, Michael, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung and Mr. Liang Cheung-biu, Thomas; and (c) four independent non-executive directors, namely Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **NEW WORLD DEVELOPMENT COMPANY LIMITED**, you should at once hand this document and the accompanying proxy form to the purchaser or to the bank, the licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of New World Development Company Limited (the "Company") to be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 2 December 2008, at 11:15 a.m. is set out on pages 12 to 15 of this document. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or the adjourned meeting (as the case may be). Completion and return of a proxy form will not preclude shareholders from attending and voting at the annual general meeting if they so wish.

31 October 2008

CONTENTS

In this document, the following expressions have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 2 December 2008 at 11:15 a.m., notice of which is set out on pages 12 to 15 of this document
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, the shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Latest Practicable Date"	24 October 2008, being the latest practicable date prior to the printing of this document
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase during the period as set out in the Repurchase Resolution Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution no. 5 of the notice of the Annual General Meeting
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	fully paid-up share(s) of HK$1.00 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing on the Stock Exchange of their own securities on the Stock Exchange

"Shareholder(s)"	holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

Directors:
Executive Directors:
Dato' Dr. CHENG Yu-Tung *(Chairman)*
Dr. CHENG Kar-Shun, Henry *(Managing Director)*
Dr. SIN Wai-Kin, David
LIANG Chong-Hou, David
LEUNG Chi-Kin, Stewart
CHENG Chi Kong, Adrian

Non-executive Directors:
Lord SANDBERG, Michael
YEUNG Ping-Leung, Howard*
Dr. CHA Mou-Sing, Payson, *JP**
CHENG Kar-Shing, Peter
CHOW Kwai-Cheung
HO Hau-Hay, Hamilton*
LEE Luen-Wai, John, *JP**
LIANG Cheung-Biu, Thomas
CHA Mou-Zing, Victor
(alternate director to Dr. CHA Mou-Sing, Payson)

* *Independent non-executive director*

Registered Office:
30th Floor,
New World Tower,
18 Queen's Road Central,
Hong Kong

31 October 2008

To the shareholders and, for information purposes only,
the holders of the outstanding share options of the Company

Dear Sir or Madam,

PROPOSALS INVOLVING GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information, and to seek your approval for the proposals involving general mandates to allot, issue and deal with Shares and to repurchase Shares and re-election of retiring Directors at the Annual General Meeting.

2. GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 27 November 2007, a general mandate was given to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the Annual General Meeting. The Directors propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in Appendix I hereto.

3. GENERAL MANDATE TO ISSUE SHARES

It will also be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution.

4. RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to Article 103(A) of the Articles of Association of the Company, Dato' Dr. CHENG Yu-Tung, Lord SANDBERG, Michael, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. YEUNG Ping-Leung, Howard will retire from office. Lord SANDBERG, Michael will not offer himself for re-election and the other retiring Directors, being eligible, will offer themselves for re-election at the Annual General Meeting. Details of the retiring Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II hereto.

5. ANNUAL GENERAL MEETING

Set out on pages 12 to 15 of this document is the notice convening the Annual General Meeting to be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 2 December 2008 at 11:15 a.m.

At the Annual General Meeting, resolutions will be proposed to the Shareholders in respect of ordinary business to be considered at the Annual General Meeting, including the re-election of Directors, and special business to be considered at the Annual General Meeting, being the Ordinary Resolutions proposed to approve the general mandates to repurchase Shares and to issue new Shares and the extension of the general mandate to issue new Shares.

6. ACTION TO BE TAKEN

A proxy form for use at the Annual General Meeting is enclosed herewith. Whether or not you intend to attend the Annual General Meeting, you are requested to complete the proxy form and return it to the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or the adjourned meeting (as the case may be). Completion and return of a proxy form will not prevent Shareholders from attending and voting at the Annual General Meeting if they so wish.

7. RIGHT TO DEMAND A POLL

Pursuant to Article 74 of the Articles of Association of the Company, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Shareholder or Shareholders present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) by a Shareholder or Shareholders present in person (or in the case of a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

8. RECOMMENDATION

The Directors believe that the Repurchase Proposal, the proposed general mandate for Directors to issue new Shares and the proposed re-election of the retiring Directors are all in the best interests of the Company and its Shareholders. Accordingly, the Directors recommend that all Shareholders should vote in favour of the resolutions to be proposed at the Annual General Meeting to give effect to them.

Yours faithfully,
For and on behalf of
New World Development Company Limited
Dr. CHENG Kar-Shun, Henry
Managing Director

This appendix serves as an explanatory statement required under Rule 10.06(1)(b) of the Listing Rules to provide you with the information necessary for your consideration of the Repurchase Proposal.

This appendix also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,758,418,779 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Resolution to repurchase a maximum of 375,841,877 Shares representing not more than 10% of the issued share capital of the Company at the Latest Practicable Date.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its Shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing any Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares, made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30 June 2008 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months before the Latest Practicable Date are as follows:

	Shares	
	Highest	Lowest
	HK$	*HK$*
October 2007	30.50	20.10
November 2007	31.25	24.20
December 2007	30.05	25.20
January 2008	29.60	20.85
February 2008	23.85	19.04
March 2008	21.05	14.76
April 2008	21.00	17.44
May 2008	22.15	18.22
June 2008	19.84	15.52
July 2008	16.30	13.64
August 2008	14.98	11.10
September 2008	11.90	7.41
October 2008 (up to the Latest Practicable Date)	8.90	5.90

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the Shareholders.

No other connected persons of the Company (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the Shareholders.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Cheng Yu Tung Family (Holdings) Limited, indirectly through its subsidiaries, held 1,425,243,774 Shares representing approximately 37.92% of the issued share capital of the Company. In the event the Directors exercised in full the power to repurchase Shares pursuant to the Repurchase Proposal, then (if the present shareholding remains the same) the deemed interest of Cheng Yu Tung Family (Holdings) Limited would be increased to approximately 42.13% of the issued share capital of the Company.

In the event that the Repurchase Proposal is exercise in full, an obligation to make a general offer to Shareholders under Rules 26 and 32 of the Takeovers Code may arise. The Directors have no present intention to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such an extent as to result in takeover obligations. In the event that the Repurchase Proposal is exercise in full, the number of Shares held by the public would not fall below 25%.

7. SHARE REPURCHASES MADE BY THE COMPANY

The Company had not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

Dato' Dr. Cheng Yu-Tung *DPMS, LLD(Hon), DBA(Hon), DSSc(Hon), GBM*

Aged 83, was appointed as Director in May 1970 and has been the Chairman of the Company since 1982. Dr. Cheng is the Chairman of New World Hotels (Holdings) Limited and Chow Tai Fook Enterprises Limited, and a Director of Cheng Yu Tung Family (Holdings) Limited, Centennial Success Limited and certain subsidiaries of the Company. He is also an Independent Non-executive Director of Hang Seng Bank Limited (stock code: 11), a Non-executive Director of Shun Tak Holdings Limited (stock code: 242), the Chairman of Melbourne Enterprises Limited (stock code: 158) and the Non-executive Chairman of Lifestyle International Holdings Limited (stock code: 1212). Except as disclosed, Dr. Cheng did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group. Dr. Cheng was awarded Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2008.

There is no service contract between the Company and Dr. Cheng. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2008, his emoluments comprise director's fee of HK$250,000 from the Company.

Dr. Cheng is the father of Dr. Cheng Kar-Shun, Henry and Mr. Cheng Kar-Shing, Peter, and the grandfather of Mr. Cheng Chi-Kong, Adrian. Except as disclosed, Dr. Cheng does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr. Cheng does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Dr. Cheng is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

Dr. Sin Wai-Kin, David *DSSc(Hon)*

Aged 79, was appointed as Executive Director in June 1970. Dr. Sin is currently the Chairman of Myer Jewelry Manufacturer Limited, Honorary Chairman of Hip Hing Construction Company Limited, Vice Chairman and Independent Non-executive Director of Miramar Hotel and Investment Company, Limited (stock code: 71), and an Independent Non-executive Director of Hang Seng Bank Limited (stock code: 11). He was a Non-executive Director of King Fook Holdings Limited (stock code: 280) until 31 August 2006. He also acts as Director of various subsidiaries of the Company. Except as disclosed, Dr. Sin did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Dr. Sin. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2008, his emoluments comprise director's fee of HK$200,000 from the Company.

Dr. Sin does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr. Sin has a personal interest and a spouse interest of 4,727,287 shares and 47,098 shares of the Company respectively within the meaning of Part XV of the SFO.

Save as disclosed above, Dr. Sin is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

Mr. Liang Chong-Hou, David

Aged 63, was appointed as Director in November 1979 and became Executive Director in 1986. Mr. Liang did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Mr. Liang. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2008, his emoluments comprise director's fee of HK$200,000 from the Company.

Mr. Liang is the cousin of Mr. Liang Cheung-Biu, Thomas. Except as disclosed, Mr. Liang does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Liang does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Liang is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

Mr. Yeung Ping-Leung, Howard

Aged 51, was appointed as Director in November 1985. Mr. Yeung is currently the Chairman of King Fook Holdings Limited (stock code: 280), and a Non-executive Director of Miramar Hotel and Investment Company, Limited (stock code: 71). Except as disclosed, Mr. Yeung did not hold directorship in other listed public companies in the past three years or any position with the Company or other members of the Group.

There is no service contract between the Company and Mr. Yeung. He is not appointed for a specific term except that he is subject to retirement by rotation in accordance with the articles of association of the Company. His emoluments comprise a director's fee to be reviewed and determined by the Board of Directors annually with the authorization granted by the Shareholders at an annual general meeting of the Company annually and with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market condition. For the financial year ended 30 June 2008, his emoluments comprise director's fee of HK$250,000 from the Company.

Mr. Yeung does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Yeung does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Yeung is not aware of any other matters or information that need to be brought to the attention of the Shareholders or to be disclosed pursuant to any of the requirements set out in Rules 13.51(2)(h) to (v) of the Listing Rules in connection with his re-election.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 2 December 2008 at 11:15 a.m. for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Reports of the Directors and the Independent Auditors for the year ended 30 June 2008.

2. To declare a final dividend.

3. To re-elect Directors and authorise the Directors to fix their remuneration, including:

   (a) to re-elect Dato' Dr. Cheng Yu-Tung as Director;

   (b) to re-elect Dr. Sin Wai-Kin, David as Director;

   (c) to re-elect Mr. Liang Chong-Hou, David as Director;

   (d) to re-elect Mr. Yeung Ping-Leung, Howard as Director;

   (e) to note the retirement of Lord Sandberg, Michael as Director and resolve not to fill up the vacancy of Director; and

   (f) to authorise the Board of Directors to fix the remuneration of the Directors.

4. To re-appoint Joint Auditors and authorise the Directors to fix their remuneration.

5. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in connection with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time; (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) an issue of shares upon conversion by the bondholders of their bonds into shares of the Company in accordance with the terms and conditions of an issue of convertible guaranteed bonds by the Company or a special purpose subsidiary wholly owned by the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business to consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of Resolution Nos. 5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot and deal with additional shares pursuant to Resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution No. 5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the said Resolution."

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary

Hong Kong, 31 October 2008

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).

3. The register of members of the Company will be closed from Tuesday, 25 November 2008 to Tuesday, 2 December 2008, both days inclusive, during which period no transfer of shares will be effected. In order to determine the entitlement to attend and vote at the Annual General Meeting, all shares transfers accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tricor Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Monday, 24 November 2008.

4. As at the date of this notice, the board of directors of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) four non-executive directors, namely Lord Sandberg, Michael, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung and Mr. Liang Cheung-biu, Thomas; and (c) four independent non-executive directors, namely Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code : 0017)

Proxy Form for use at the Annual General Meeting (or at any adjournment thereof)

I/We *(note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(note 2)* ______________________________ shares of HK$1.00

each in the capital of the Company, HEREBY APPOINT the Chairman of the meeting or *(note 3)* ______________________________

of ______________________________

as my/our proxy to act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at Meeting Room 201B (New Wing), Hong Kong Convention & Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 2 December 2008 at 11:15 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

		FOR *(note 4)*	**AGAINST** *(note 4)*
1.	To consider and adopt the audited Statement of Accounts and the Reports of the Directors and the Independent Auditors for the year ended 30 June 2008.		
2.	To declare a final dividend.		
3.	(i) To re-elect Dato' Dr. Cheng Yu-Tung as Director.		
	(ii) To re-elect Dr. Sin Wai-Kin, David as Director.		
	(iii) To re-elect Mr. Liang Chong-Hou, David as Director.		
	(iv) To re-elect Mr. Yeung Ping-Leung, Howard as Director.		
	(v) To note the retirement of Lord Sandberg, Michael as Director and resolve not to fill up the vacancy of Director.		
	(vi) To authorise the Board of Directors to fix the remuneration of Directors.		
4.	To re-appoint Joint Auditors and authorise the Board of Directors to fix their remuneration.		
5.	Ordinary Resolution in Item No. 5 of the Notice of Annual General Meeting. (To approve a general mandate to the Directors to repurchase shares not exceeding 10% of the existing issued share capital)		
6.	Ordinary Resolution in Item No. 6 of the Notice of Annual General Meeting. (To approve a general mandate to the Directors to issue shares not exceeding 20% of the existing issued share capital)		
7.	Ordinary Resolution in Item No. 7 of the Notice of Annual General Meeting. (To extend the general mandate to be given to the Directors to issue shares by the addition thereto the shares repurchased by the Company)		

Dated: ______________________________ 2008   Signature(s) *(note 5)* ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK LETTERS**.
2. Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, strike out the words "the Chairman of the meeting or" and insert the name and address of proxy desired in the space provided. **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT : IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST".** Failure to complete the boxes will entitle your proxy to cast his vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this proxy form, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the registered office of the Company, 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting (or the adjourned meeting as the case may be).
7. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of the joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of the relevant share will alone be entitled to vote in respect thereof.
8. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.

3 November 2008

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 30 September 2008, 14 October 2008 and 31 October 2008 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

DATE OF BOARD MEETING

The board of directors (the "Board") of New World Development Company Limited (the "Company") announces that a meeting of the Board will be held on Tuesday, 14 October 2008 for the purpose of, among other matters, approving the release of the final results of the Company and its subsidiaries for the year ended 30 June 2008 and considering the recommendation of a final dividend.

By Order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 30 September 2008

As at the date of this announcement, the Board of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) four non-executive directors, namely Lord Sandberg, Michael, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, and Mr. Liang Cheung Biu, Thomas; and (c) four independent non-executive directors, namely Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

RECEIVED
2008 NOV 21 A 6:

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

CLOSURE OF REGISTER OF MEMBERS

The board of directors (the "Board") of New World Development Company Limited (the "Company") has on 14 October 2008 resolved to recommend a final dividend for the year ended 30 June 2008 in scrip form equivalent to HK$0.25 per share with a cash option to shareholders of the Company as registered at the close of business on Tuesday, 2 December 2008.

The register of members of the Company will be closed from Tuesday, 25 November 2008 to Tuesday, 2 December 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Tricor Tengis Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on Monday, 24 November 2008.

By Order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 14 October 2008

As at the date of this announcement, the Board of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) four non-executive directors, namely Lord Sandberg, Michael, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung and Mr. Liang Cheung Biu, Thomas; and (c) four independent non-executive directors, namely Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

END